Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Tel. 212.407.4000 Fax 212.407.4990

December 9, 2022

Via Email and EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CLPS Inc.
Holding Foreign Companies Accountable Act (“HFCCA”)

Dear Madam/Sir:

This letter is submitted on behalf of CLPS Inc. (the “Company” or “we”) in response to the Company being on the conclusive list of issuers identified under the Holding Foreign Companies Accountable Act (“HFCCA”) as of November 18, 2022. We enclose a copy of the certified register of shareholders as well as our Chinese legal counsel’s opinion stating that none of our shares of common stock are owned by the central, provincial or local government of the People’s Republic of China.

Please call Tahra Wright of Loeb & Loeb LLP at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

LIST OF SHAREHOLDERS

CONTINENTAL STOCK TRANSFER & TRUST CO

*	Selection by Share Range:

Holders who own at least 1 shares are included.

*	Suppressed holders ARE included

*	Sort Criteria:

ALPHABETIC

LIST OF SHAREHOLDERS

CONTINENTAL STOCK TRANSFER & TRUST CO

Issue: CLPS INCORPORATION	Ticker: C021COM	CUSIP: G31642104

Account/TIN	Name & Address		Shares Held
6	CEDE & CO		14,946,372
13-2555119	570 WASHINGTON BLVD		66.531%
	JERSEY CITY NJ 07310-1617

23	LIN QIN ER		1
	9D PITTOSPORUM COURT		0.000%
INDIVIDUAL	NEW PLAZA PHASE III SHATIN
NON-US PERSON	NEW TERRITORIES
	HONG KONG

20	RAYMOND LIN MING HUI		1
	9D PITTOSPORUM COURT		0.000%
INDIVIDUAL	NEW TOWN PLAZA PHASE III SHATIN
NON-US PERSON	NEW TERRITORIES
	HONG KONG

21	SHIRLEY DENG ZHAO HUI		1
	9D PITTOSPORUM COURT		0.000%
INDIVIDUAL	NEW TOWN PLAZA PHASE III SHATIN
NON-US PERSON	NEW TERRITORIES
	HONG KONG

81	CHONG SENG KEE		1,000
	ROOM 101, BLK 168		0.004%
INDIVIDUAL	NO 218 XIUYAN ROAD PUDONG
NON-US PERSON	SHANGHAI
	CHINA

78	SRUSTIJEET MISHRA		37,573
	BLK 426A		0.167%
INDIVIDUAL	YISHUN AVE 11
NOT APPLICABLE	#04-84
	SINGAPORE 761426
	SINGAPORE

1	QINHUI LTD		2,499,998
	RITTER HOUSE WICKHAMS CAY II		11.128%
PARTNERSHIP	P O BOX 3170 ROAD TOWN
NON-US PERSON	TORTOLA VG1110
	BRITISH VIRGIN ISLANDS

4	QINRUI LTD		4,976,000
	RITTER HOUSE WICKHAMS CAY II		22.150%
PARTNERSHIP	P O BOX 3170 ROAD TOWN
NON-US PERSON	TORTOLA VG 1110
	BRITISH VIRGIN ISLANDS

79	SIBASHIS ROUTRAY
	BLK 426A		4,175
INDIVIDUAL	YISHUN AVE 11		0.019%
NOT APPLICABLE	#04-84
	SINGAPORE 761426
	SINGAPORE

22	LIN KAM YI		1
	9D PITTOSPORUM COURT		0.000%
INDIVIDUAL	NEW TOWN PLAZA PHASE III, SHATIN,
NON-US PERSON	NEW TERRITORIES
	HONG KONG

	ISSUE TOTALS
	10 Holders Qualified	Outstanding Shares:	22,465,122

www.grandwaylaw.com Beijing Shanghai Shenzhen Chengdu Xi'an Hong Kong

Legal Opinion

To	Ms. Rita Yang, CFO	From	Andy Kuang, Partner

Copy to		Date	November 29, 2022

Ref No.	KH-CL-011	Page(s)	1

To: CLPS Incorporation (“CLPS”)

Re: List of Shareholders

We, lawyers from Grandway Law Offices, have been CLPS’ legal counsel in the People’s Republic of China since 2020.

Per your work instruction, we have reviewed the List of Shareholders of the CLPS as of November 16, 2022, and had discussions with the management team of CLPS regarding CLPS’ ownership. By our knowledge and understanding, and concurred by the management team, we believe that the Chinese central, provincial, or local government directly or beneficially holds no share of the CLPS.

Please do not hesitate to contact us should you have any further questions.

Grandway Law Offices

Andy Kuang

23rd Floor, Building S2, The Bund Financial Center, No. 600, Zhongshan East Second Road, Huangpu District, Shanghai

23/F, S2, The Bund Finance Center, No. 600, Zhongshan NO.2 Road(E), Huangpu District, Shanghai, PRC

Tel: 021-23122000 Fax: 021-23122100 Zip Code: 200001